1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 10, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2018/07/16 :	Chunghwa Telecom to hold conference call for the second quarter 2018 results
99.02	Announcement on 2018/07/24 :	Response to the news report regarding Chunghwa Telecom’s Oversea Subsidiary’s former President interrogated by Taipei District Prosecutor
99.03	Announcement on 2018/07/30 :	Announcement for disposal of shares of CHPT with total amount exceeding NT$300 million on behalf of Chunghwa Investment Co.,a subsidiary of Chunghwa Telecom
99.04	Announcement on 2018/07/31 :	Clarification on the report about Chunghwa Telecom is striving for 2018 EPS of NT$5.
99.05	Announcement on 2018/08/07 :	Board resolution approving donation to related parties
99.06	Announcement on 2018/08/07 :	New appointment of Business Senior Executive Vice President
99.07	Announcement on 2018/08/07 :	The Board approved the appointment of senior management
99.08	Announcement on 2018/08/08 :	To announce the differences between the second quarter of 2018 financial statements under Taiwan-IFRSs and IFRSs
99.09	Announcement on 2018/08/10 :	Change of Acting Spokesperson
99.10	Announcement on 2018/08/10 :	New Appointment of Representative of Juristic Person Director
99.11	Announcement on 2018/08/10 :	Chunghwa Telecom announces its operating results for July 2018
99.12	Announcement on 2018/08/10 :	July 2018 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom to hold conference call for the second quarter 2018 results

Date of events: 2018/07/30

Contents:

1.Date of the investor conference: 2018/07/30

2.Time of the investor conference: 15:00 (Taipei time)

3.Location of the investor conference: Teleconference

4.Brief information disclosed in the investor conference:

Please refer to https://www.cht.com.tw/chtir at 14:30 on July 30, 2018

Taipei time.

5.The presentation of the investor conference release:

Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website:

Presentation will be released on https://www.cht.com.tw/chtir

7.Any other matters that need to be specified:Teleconference will be held during 15:00-16:00 Taipei time

EXHIBIT 99.02

Response to the news report regarding Chunghwa Telecom’s Oversea Subsidiary’s former President interrogated by Taipei District Prosecutor

Date of events: 2018/07/24

Contents:

1.Date of occurrence of the event:2018/07/24

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

  ”subsidiaries”):Oversea Subsidiaries

4.Reciprocal shareholding ratios:100%

5.Name of the reporting media:UDN News

6.Content of the report:It was reported that Chunghwa Telecom’s Oversea

Subsidiary’s former President interrogated by Taipei District Prosecutor.

7.Cause of occurrence:Response to the news report.

8.Countermeasures:The case is under investigation by Taipei District

Prosecutor's Office, and Chunghwa Telecom will fully support Taipei

District Prosecutor’s investigation.

9.Any other matters that need to be specified:none

EXHIBIT 99.03

Announcement for disposal of shares of CHPT with total amount exceeding NT$300 million on behalf of Chunghwa Investment Co.,a subsidiary of Chunghwa Telecom

Date of events: 2018/07/30

Contents:

1.Name of the securities: Chunghwa Precision Test Tech. Co., Ltd.

2.Trading date: 2018/07/03~2018/07/30

3.Trading volume, unit price, and total monetary amount of the transaction:

Trading volume : 430,000 shares

Unit price : NT$ 759.84

Total monetary amount of the transaction : NT$ 326,732,000

4.Gain (or loss) (not applicable in case of acquisition of securities):NA

5.Relationship with the underlying company of the trade: Subsidiary

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade)

  and status of any restriction of rights (e.g.pledges):

Current cumulative volume: 11,377,884 shares

Current cumulative amount: NT$ 2,015,478,372

Shareholding percentage of holdings of the security being traded : 34.70%

Status of any restriction of rights: None

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

Total securities investment / Total assets : 0.59%

Total securities investment / Total shareholder's equity : 0.67%

Total operational capital : NT$ 4,832,637,091

8.Concrete purpose/objective of the acquisition or disposal:

Supplement working capital

9.Do the directors have any objections to the present transaction?: None

10.Any other matters that need to be specified:

The transaction will be accounted for as equity transaction since Chunghwa

Telecom Group does not cease to have control over Chunghwa Precision Test

Tech. Co., Ltd. According to International Financial Reporting Standards

(IFRS), the difference arising from equity transaction will be recorded as an increase in additional paid-in capital.

EXHIBIT 99.04

Clarification on the report about Chunghwa Telecom is striving for 2018 EPS of NT$5.

Date of events: 2018/07/31

Contents:

1.Date of occurrence of the event:2018/07/31

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

  ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:Commercial Times

6.Content of the report: Chunghwa Telecom is striving for 2018 EPS of NT$5.

7.Cause of occurrence:The Company has released its 2018 consolidated financial forecast on the MOPS website for public reference.

8.Countermeasures:Material Information

9.Any other matters that need to be specified:none

EXHIBIT 99.05

Board resolution approving donation to related parties

Date of events: 2018/08/07

Contents:

1.Date of occurrence of the event:2018/08/07

2.The reason for the donation:The company will donate NT$ 3 million

3.The total amount of the donation:NT$ 3 million

4.Counterparty to the donation:Sports Administration, Ministry of Education

5.Relationship to the Company:The Government agency

6.Name and resume of the independent

director that expressed objection

or reservation:None

7.Contents of the objection or reservation:None

8.Any other matters that need to be specified:None

EXHIBIT 99.06

New appointment of Business Senior Executive Vice President

Date of events: 2018/08/07

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO,

CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):important personnel

2.Date of occurrence of the change:2018/08/07

3.Name, title, and resume of the replaced person:Hsiu-Gu Huang, former

President of the Enterprise Business Group, Master’s degree in Management science from National Chiao Tung University.

4.Name, title, and resume of the replacement:Hong-Chan Ma, President of our

Data Communications Business Group and former Vice President of Marketing

Department of the company, Master’s degree in Management science from

National Chiao Tung University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new

replacement” ):position adjustment

6.Reason for the change:position adjustment

7.Effective date:the day on which the new Business Senior Executive Vice

President assumes office.

8.Any other matters that need to be specified:Mr. Hong-Chan Ma will also act for the position of President of Data Communications Business Group.

EXHIBIT 99.07

The Board approved the appointment of senior management

Date of events: 2018/08/07

Contents:

1.Date of occurrence of the event: 2018/08/07

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

  ”subsidiaries”):head office

4.Reciprocal shareholding ratios: None

5.Cause of occurrence: The 8th Meeting of the 13th Term Board of Directors

approved the appointment of the management as follows:

(1) Appoints Hsiu-Gu Huang, the Business Senior Executive Vice President

     acting for the President of the Enterprise Business Group, to be the

     President of the Enterprise Business Group.

(2) Appoints Hong-Chan Ma, the President of the Data Communications Business

     Group, to be the Business Senior Executive Vice President and act for

     the President of the Data Communications Business Group.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.08

To announce the differences between the second quarter of 2018 financial statements under Taiwan-IFRSs and IFRSs

Date of events: 2018/08/08

Contents:

1.Date of occurrence of the event:2018/08/08

2.Of which year/ quarter financial report required to be adjusted:

The second quarter of 2018

3.Accounting principles applied (domestic listing securities):

Regulations Governing the Preparation of Financial Reports by Securities

Issuers and International Accounting Standard 34 “Interim Financial

Reporting” endorsed and issued into effect by the Financial Supervisory

Commission of the Republic of China (“Taiwan-IFRSs”)

4.Inconsistent items/ amounts (domestic listing securities):

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries

(or the “Company”) reported consolidated net income of NT$10,063,385 thousand and NT$19,090,889 thousand, consolidated net income attributable to stockholders of the parent of NT$9,861,497 thousand and NT$18,589,021 thousand, and basic earnings per share of NT$1.27 and NT$2.40 for the three months and six months ended June 30, 2018, respectively. The Company also reported total assets of NT$480,278,587 thousand, total liabilities of NT$110,912,224 thousand, and total equity of NT$369,366,363 thousand as of June 30, 2018.

5.Accounting principles applied (securities issued overseas):

IAS 34 “Interim Financial Reporting” as issued by the International

Accounting Standard Board (“IFRSs”)

6.Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$13,513 million and NT$22,036 million, consolidated net income attributable to stockholders of the parent of NT$13,204 million and NT$21,471 million,

and basic earnings per share of NT$1.70 and NT$2.77 for the three months and six months ended June 30, 2018, respectively. The Company also reported total assets of NT$480,073 million, total liabilities of

NT$111,900 million, and total equity of NT$368,173 million as of

June 30, 2018.

7.Cause of the inconsistency:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition,

prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company.

Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs,

revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed.

This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.09

Change of Acting Spokesperson

Date of events: 2018/08/10

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO,

CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):Acting spokesperson

2.Date of occurrence of the change:2018/08/10

3.Name, title, and resume of the replaced person:

Hsiu-Gu Huang , acting spokesperson;

4.Name, title, and resume of the replacement:

Hong-Chan Ma, acting spokesperson;

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new

replacement” ):position adjustment

6.Reason for the change:position adjustment

7.Effective date:2018/08/10

8.Any other matters that need to be specified:None

EXHIBIT 99.10

New Appointment of Representative of Juristic Person Director

Date of events: 2018/08/10

Contents:

1.Date of occurrence of the change:2018/08/10

2.Name of juristic-person director/ supervisor:

Ministry of Transportation and Communications

3.Name and resume of the replaced person:Shin-Yi Chang, Director of

Accounting Department, Ministry of Transportation and Communications

4.Name and resume of the replacement:Chen-Yuan Chang，Political Deputy

Minister, Ministry of Transportation and Communications

5.Reason for the change:discharge, new appointment

6.Original term (from __________ to __________):from 2016/06/24 to 2019/06/23

7.Effective date of the new appointment:2018/08/10

8.Any other matters that need to be specified:None

EXHIBIT 99.11

Chunghwa Telecom announces its operating results for July 2018

Date of events: 2018/08/10

Contents:

1.Date of occurrence of the event:2018/08/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or

  "subsidiaries"):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for July 2018 was NT$ 17.14 billion, an 8.0 % decrease year-over-year, mainly due to the decrease of voice revenue resulted from continuing VoIP substitution and the decline of mobile service revenue owing to market competition, which offset the increase of MOD revenue and ICT projects revenue. Operating costs and expenses were NT$ 13.64 billion, a 4.3 % decrease year-over-year, mainly due to the decrease of cost of goods sold. Operating income was NT$ 3.5 billion, a 19.7 % decrease year-over-year. Net income attributable to stockholders of the parent company was NT$ 2.8 billion, a 21.3 % decrease year-over-year. EPS was NT$0.36.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.12

Chunghwa Telecom

August 10, 2018

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2018.

1) Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
Jul.	Net sales	17,138,830	18,623,904	(-)1,485,074	(-)7.97%
Jan.-Jul.	Net sales	124,429,548	128,828,445	(-)4,398,897	(-)3.41%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	650,000	2,821,590

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	453,829
	Fair Value	4,200
	The amount of unrealized gain(loss) recognized this year	4,294

Settled Position	Total amount of contract	266,871
	The amount of realized gain(loss) recognized this year	-4,411

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	128,165
	Fair Value	3,519
	The amount of unrealized gain(loss) recognized this year	4,369

Settled Position	Total amount of contract	815,176
	The amount of realized gain(loss) recognized this year	-5,650

b Trading purpose : None